SMART NORA, LLC
SUBSCRIPTION AGREEMENT

THE CLASS B MEMBERSHIP UNITS (THE "CLASS B UNITS") REPRESENTED BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") NOR QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS IN RELIANCE ON EXEMPTIONS THEREFROM. THESE CLASS B UNITS HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH CLASS B UNITS UNDER THE SECURITIES ACT AND THE REGULATIONS PROMULGATED PURSUANT THERETO (UNLESS EXEMPT THEREFROM) AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS.

THE PURCHASE OF THE CLASS B UNITS INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Smart Nora, LLC
166 Geary St., STE 1500 #1764
San Francisco, CA 94108

Ladies and Gentlemen:

Investor understands that Smart Nora, LLC, a Delaware limited liability company (the "**Company**"), is offering non-voting Class B Membership Units in the Company (the "**Class B Units**") though a special purpose vehicle (the "**SPV**"). This offering is made pursuant to Regulation CF under the Securities Act of 1933 (the "**Securities Act**"), Form C, and certain other documents and exhibits (collectively, the "**Offering Documents**") filed with the Securities and Exchange Commission (the "**SEC**"). Investor further understands that the offering is being made without registration of the Class B Units under the Securities Act, or any securities law of any state of the United States or of any other jurisdiction and is being made subject to the requirements and restrictions of Regulation CF.

1.   Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the undersigned investor (the "**Investor**") hereby irrevocably subscribes for the Class B Units in the amount set forth on the signature page hereto for the purchase price set forth on the signature page (the "**Purchase Price**"), which is payable as described in **Section 4** hereof. Investor acknowledges that the Class B Units will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**") and the Company's Limited Liability Company Agreement, dated September 16, 2024 (the "**LLC Agreement**"), as well as certain restrictions under the Securities Act, Regulation CF, and other applicable federal

and state securities laws.

2.   <u>Acceptance of Subscription and Issuance of Class B Units</u>. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to Investor at a Closing referred to in **Section 3** hereof. Subscriptions need not be accepted in the order received, and the Class B Units may be allocated among subscribers. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall have no obligation to issue any of the Class B Units to any person who is a resident of a jurisdiction in which the issuance of Class B Units to such person would constitute a violation of the Securities Act, or any state securities laws, regulations or other similar laws of such jurisdiction (collectively referred to as the "**State Securities Laws**").

3.   <u>Closings</u>. Any closing of the purchase and sale of the Class B Units (each, a "**Closing**") shall take place remotely, at such time as the Company may designate in accordance with the Offering Documents and Regulation CF, but not later than December 4, 2025 (each, an "**Offering Deadline**"). The Investor may cancel its subscription by submitting a request through DealMaker Securities, LLC (the "**Intermediary**") at least 48 hours prior to the applicable Offering Deadline; otherwise, accepted subscriptions are not subject to cancellation by the Investor.

4.   <u>Payment for Class B Units</u>. Payment for the Class B Units shall be received by the Company from Investor by wire transfer of immediately available funds or other means approved by the Company at or prior to the Closing, in the amount set forth on the signature page hereof.

5.   <u>Representations and Warranties of the Company</u>. As of the Closing, the Company represents and warrants that:

        (a)   The Company is a limited liability company duly formed and validly existing under the laws of the State of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits, and orders required by law for the conduct by the Company of its business as it is currently being conducted.

        (b)   The Class B Units have been duly authorized and, when issued, delivered, and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable.

6.   <u>Representations and Warranties of Investor</u>. In connection with the issuance of Class B Units hereunder, Investor represents and warrants to the Company and other Members therein and agrees and acknowledges, that, as of the date hereof and as of the date of each subsequent Closing:

        (a)   **General**.

                (i)   Investor has all requisite authority (and in the case of an individual, the capacity) to purchase the Class B Units, enter into this Subscription Agreement, and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

(ii)   Investor is a resident of the state set forth on the signature page hereto, is not acquiring the Class B Units as a nominee or agent or otherwise for any other person, and understands the restrictions on resale of the Class B Units under Regulation CF.

(iii)   Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells Class B Units and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and the Company shall have no responsibility therefor.

(iv)   The execution, delivery and performance of this Subscription Agreement by Investor do not and will not conflict with, violate or cause a breach of any agreement, contract or instrument to which such Investor is a party or any judgment, order or decree to which such Investor is subject.

(v)   Investor has not and will not grant any proxy or become party to any voting trust or other agreement which is inconsistent with, conflicts with or violates any provision of the LLC Agreement.

(vi)   This Subscription Agreement has been duly executed by a duly authorized person on its behalf and constitutes the legally binding obligation of Investor, enforceable against Investor in accordance with its terms (except to the extent that enforcement may be affected by laws relating to bankruptcy, reorganization, insolvency and creditors' rights generally and by the availability of injunctive relief, specific performance and other equitable remedies).

(vii)   Investor's interest in the Company is intended to be and is being acquired solely for its own account for the purpose of investment and not with a view to any sale or other distribution in violation of the Securities Act or any applicable state securities laws.

(viii)   Investor is aware that the Class B Units have not been registered under the Securities Act or any applicable federal or state securities laws, that such Class B Units cannot be sold or otherwise disposed of unless they are registered thereunder or unless an exemption is available, that the Company has no present intention of so registering such Class B Units under the Securities Act or applicable state securities laws, and that accordingly, Investor is able and is prepared to bear the economic risk of the Purchase Price and to suffer a complete loss of its investment.

(ix)   Investor understands there is currently no market for the resale of the Class B Units, and no such market may ever exist. Accordingly, the Investor must bear the economic and financial risks of an investment in the Class B Units for an indefinite period of time.

(x)   Investor acknowledges that an investment in the Class B Units involves a high degree of risk, and represents that it is able, without materially impairing its financial condition, to hold the Class B Units for an indefinite period of time. Investor is familiar with the nature of, and the risks attendant to, an investment of this type, and Investor is financially capable of bearing the economic risk of this investment and could afford the loss of the total amount of such investment. Investor (a) does not have an overall commitment to investments which are not readily marketable that is disproportionate to its net worth, and Investor's investment in the Class B Units will not cause such overall commitment to become excessive; and (b) has adequate net worth and means of providing for its current needs and personal contingencies to sustain a complete loss of its investment in the Class B Units, and has no need for liquidity in its investment in the Class B Units.

(xi)   Investor: (i) acknowledges that Investor has received all the information it has reasonably requested from the Company that Investor considers necessary or appropriate for deciding whether to acquire the Class B Units; (ii) represents that Investor has been provided with a copy of the Offering Documents and fully understands the rights and privileges associated with the Class B Units; (iii) represents that Investor has had an opportunity to ask questions and receive answers from the Company regarding the Offering Documents and the terms and conditions of the Offering of the Class B Units and to obtain any additional information necessary to verify the accuracy of the information given the Investor, and (iv) further represents that Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risk of this investment.

(xii)   Investor has conducted its own review of the Company, and is making its investment decision based solely on Investor's independent investigation and the specific contractual representations, warranties, covenants, and agreements set forth in this Subscription Agreement and the LLC Agreement (the "**Contractual Representations**"). Except for the specific Contractual Representations, none of the Company, Smart Nora, any affiliate, representative, advisor, agent or other Person whatsoever on behalf of the Company or Smart Nora has made, will make, or will be deemed to make or have made any representation, warranty, or agreement of any kind whatsoever, express or implied, relating to, arising out of, in connection with, or as an inducement to enter into this Subscription Agreement, and Investor specifically disclaims the existence of or Investor's reliance on any such representation or warranty.

(xiii) Investor understands and agrees that by executing this Subscription Agreement, Investor is agreeing to, and intends to be bound by the terms of the Company's LLC Agreement, a copy of which has been provided to Investor in the Offering Documents. This Subscription Agreement, once accepted by the Company, operates as Investor's joinder to the LLC Agreement. To the extent the Company requires, Investor agrees to execute the LLC Agreement, but the absence of such signature on the LLC Agreement shall not adversely affect the effectiveness of this Joinder.

(xiv) Investor acknowledges that Investor has read the educational materials available on the Intermediary's landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the applicable Offering Deadline, after which there is no cancelation right.

(xv)   Investor acknowledges that Investor has been informed of the compensation that the Intermediary will receive in connection with the sale of securities contemplated hereby and the manner in which such compensation will be received. Investor further acknowledges that the Company or person(s) acting on behalf of the Company, are permitted to compensate or commit to compensate, directly or indirectly, any person to promote the offering contemplated hereby through communication channels provided by the Intermediary on the Intermediary's platform, but only if the Company or such person(s) acting on behalf of the Company, take reasonable steps to ensure that the person(s) promoting the offering clearly disclose the receipt, past or prospective, of such compensation with any such communication.

(b)   **Information Concerning the Company**.

(i)   Investor has received a copy of the Offering Documents and has been given the opportunity to review and consult with their attorney, accountant or financial adviser. Investor has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein. Investor understands and agrees to disregard all previously supplied information including but not limited to all emails or other information not explicitly stated as being Offering Documents.

(ii)   Investor understands and accepts that the purchase of the Class B Units involves various risks, including the risks outlined in the Offering Documents and in this Subscription Agreement. Investor represents that it is able to bear any loss associated with an investment in the Class B Units.

(iii)   Investor confirms that it is not relying on any communication (written or oral) of the Company or any of its affiliates, as investment advice or as a recommendation to purchase the Class B Units. It is understood that information and explanations related to the terms and conditions of the Class B Units provided in the Offering Documents or otherwise by the Company or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Class B Units, and that neither the Company nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Class B Units. Investor acknowledges that neither the Company nor any of its affiliates has made any representation regarding the proper characterization of the Class B Units for purposes of determining Investor's authority to invest in the Class B Units.

(iv)   Investor is familiar with the business and financial condition and operations of the Company and the investment interests which the Company is investing in, all as generally described in the Offering Documents. Investor has had access to such information concerning the Company and the Class B Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Class B Units.

(v)   Investor understands that, unless Investor notifies the Company in writing to the contrary at or before the Closing, each of Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

(vi)   Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time. This Subscription Agreement shall thereafter have no force or effect and the Company shall return the previously paid subscription price of the Class B Units, without interest thereon, to Investor.

(vii)   Investor understands that no federal or state agency, including any agency of Investor's country of residence or domicile, has passed upon the merits or risks of an investment in the Class B Units or made any finding or determination concerning the fairness or advisability of this investment.

(c)   **Non-reliance**.

(i)   Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Company, as investment advice or as a recommendation to purchase the Class B Units, it being understood that information and explanations related to the terms and conditions of the Class B Units and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Class B Units. Investor has been advised to obtain its own legal and financial advice.

(ii)   Investor confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Class B Units or (B) made any representation to Investor regarding the legality of an investment in the Class B Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Class B Units, Investor is not relying on the advice or recommendations of the Company and Investor has made its own independent decision that the investment in the Class B Units is suitable and appropriate for Investor and risky.

(d)   **Status of Investor**. Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Class B Units. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Class B Units and the consequences of this Subscription Agreement. Investor has considered the suitability of the Class B Units as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Class B Units and its authority to invest in the Class B Units.

(e)   **Restrictions on Transfer or Sale of Class B Units**. As applies to the Purchaser:

(i)   Investor is acquiring the Class B Units solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Class B Units. Investor understands that the Class B Units have not been registered under the Class B Units Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend, among other factors, upon the investment intent of Investor and of the other representations made by Investor in this

Subscription Agreement. Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(ii)   Investor understands that the Class B Units are subject to certain restrictions and requirements under applicable federal securities laws and that the Securities Act and the rules of the SEC. Accordingly, Investor understands that under the SEC's rules, Investor may only dispose of the Class B Units subject to Regulation CF and the same limitations as in the hands of Investor. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Class B Units for an indefinite period of time.

(iii)   Investor agrees: (A) that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Class B Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; (B) that the certificates representing the Class B Units will bear a legend making reference to the foregoing restrictions; and (C) that the Company and its affiliates shall not be required to give effect to any purported transfer of such Class B Units except upon compliance with the foregoing restrictions.

7.   Conditions to Obligations of Investor and the Company. The obligations of Investor to purchase and pay for the Class B Units subscribed for herein and of the Company to issue the Class B Units are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in **Section 5** hereof and of Investor contained in **Section 6** hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8.   Obligations Irrevocable. The obligations of Investor shall be irrevocable.

9.   Legend. Although the Company does not anticipate issuing certificates evidencing the Class B Units, any such certificates representing the Class B Units sold pursuant to this Subscription Agreement will be imprinted with a legend in substantially the following form:

"THE CLASS B UNITS EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE CLASS B UNITS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (2) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS, AND IN THE CASE OF A TRANSACTION EXEMPT FROM REGISTRATION, UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL

REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT AND SUCH OTHER APPLICABLE LAWS."

10.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or Investor without the prior written consent of the other party.

12.   Waiver of Jury Trial. INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Class B Units by Investor ("**Proceedings**"), Investor irrevocably submits to the jurisdiction of the federal or state courts located in Delaware, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14.   Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

15.   Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16.   Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17.   Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Smart Nora, LLC 166 Geary St., STE 1500 #1764 San Francisco, CA 94108 Attention: Behrouz Harari, *Manager* Email: behrouz@smartnora.com
with a copy to:	Dickinson Wright, PLLC 424 Church Street, Suite 800 Nashville, Tennessee 37219

Attention : Frank Borger Gilligan

Email : fborgergilligan@dickinsonwright.com

If to the Purchaser: PURCHASER ADDRESS: _____

_____

E-mail: _____

Attention: _____

18.   <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns.

19.   <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material, or which are to the benefit of Investor and (iii) the death or disability of Investor.

20.   <u>Notification of Changes</u>. Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Class B Units pursuant to this Subscription Agreement which would cause any representation, warranty, or covenant of Investor contained in this Subscription Agreement to be false or incorrect.

21.   <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, Investor has executed this Subscription Agreement and Joinder relating to the LLC Agreement as of this _____, 2024.

PURCHASER (if an individual):   PURCHASER (if an entity):

By: _____

Name: _____

                                        Legal Name of Entity

                                        By: _____

                                        Name:

                                        Title:

State/Country of Domicile or Formation (if applicable): _____

Aggregate Subscription Amount: **$**_____

The offer to purchase Class B Units as set forth above is confirmed and accepted by the Company.

                                        Smart Nora, LLC

                                        By: _____

                                        Name: Behrouz Harari

                                        Title: Manager